FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

22 July 2014

HSBC BANK OMAN S.A.O.G.
RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2014

HSBC Bank Oman S.A.O.G. ('HBON') announces that, at the meeting of the Board of Directors of HBON held on Monday, 21 July 2014, the Board approved HBON's unaudited financial results for the six months ended 30 June 2014.

•	Net profit was down by 38.7% to RO5.7m (compared to RO9.3m for the same period in 2013, which had benefitted from significant recoveries and release of a portion of the general provision).
•	Net operating income before loan impairment charges increased by 2.7% to RO34.1m (compared to RO33.2m for the same period in 2013) due to higher dividend and other operating incomes.
•	Net interest income remained flat at RO23.1m compared to the same period in 2013.
•	Total other operating income increased by 8.9% to RO11.0m (compared to RO10.1m for the same period in 2013) due to higher dividend and other operating incomes.
•
A net charge of RO1.2m has been reported for loan impairment charges (compared to a net recovery of RO3.2m for the same period in 2013 due to recoveries from corporate clients of RO2.0m and a general provision release of RO1.1m due to a reduction in corporate loans and advances).

•	Operating expenses increased by 4.3% to RO26.5m (compared to RO25.4m for the same period in 2013 due to a one-off expense reversal in the previous year).
•
Loans and advances, net of provisions and reserved interest, increased by 4.9% to RO1,136.6m due to an increase in corporate assets (compared to RO1,083.9m at 30 June 2013). Customer deposits decreased by 8.7% to RO1,960.1m due to a reduction in corporate deposits (compared to RO2,146.9m at 30 June 2013).

•	HBON's capital adequacy ratio stood at 18.4% at 30 June 2014 (compared to 18.6% at 30 June 2013), representing a continuing strong capital base for future growth.

Media enquiries to David Fisk on + 968 (0) 2494 7673 or at david.fisk@hsbc.com

Notes to editors:
1. HSBC in Oman
HSBC in Oman is represented by HSBC Bank Oman S.A.O.G. which was formed in June 2012 after Oman International Bank S.A.O.G. merged with HSBC Bank Middle East Ltd.'s operations in Oman. HSBC Holdings plc owns 51% of the combined entity through its indirect wholly owned subsidiary HSBC Bank Middle East Ltd. Today, HSBC Bank Oman S.A.O.G. is the second largest local Omani bank in terms of branch network and the largest internationally connected financial institution in the Sultanate.

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in over 75 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 22 July 2014